SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of July 2016

Homex Development Corp.

(Translation of Registrant’s Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.

Bonanza 80020. Culiacán, Sinaloa, México.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☐

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

INVESTOR RELATIONS CONTACT

Vania Fueyo Zarain

Investor Relations

vfueyo@homex.com.mx

Press Release

Culiacán, Sinaloa, July 8th, 2016. Desarrolladora Homex S.A.B. de C.V. (“Homex” or the “Company”), announces the reorganization of its management team to support the accomplishment of the Company’s Business Plan, and as part of a process for the organization to be even more expedite and efficient.

The Company, through the approval and resolution of its Board of Directors, resolved to appoint (i) Alberto Menchaca as Chief Operating Officer of Homex, who on May 10, 2016 was appointed as Chief Financial Officer, and (ii) Alberto Islas as Chief Financial Officer. Alberto Islas, since October 2015, occupies the position of Strategic Planning Officer and Special Delegate of the Board of Directors of Homex.

Eustaquio de Nicolás, Chairman of the Board and Chief Executive Officer of Homex, commented “this reorganization reflects the firm commitment to continue improving the operating and financial performance of Homex, where the experience and capacity of Alberto Menchaca and Alberto Islas will contribute to the results of the Company”.

About Homex

Desarrolladora Homex, S.A.B. de C.V. is a vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Homex Development Corp.

Date: July 8, 2016
	By:	Roberto Vez
Name: Roberto Vez
Title: General Counsel

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